Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Registration Statement No. 333-267368
Issuer Free Writing Prospectus dated October 3, 2022

nuwellis™

Restoring Fluid Balance. Transforming Care.

Corporate Presentation

(Nasdaq: NUWE)

October 2022



Safe Harbor Statement

Forward Looking Statement

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act, as amended regarding our plans, expectations, beliefs, estimates, goals and outlook for the future that are intended to be covered by the Private Securities Litigation Reform Act of 1995. Except for statements of historical fact, all forward-looking statements are management's present expectations and are not guarantees of future events and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "would," "should," "plan," "predict," "potential," "project," "promising," "expect," "estimate," "anticipate," "intend," "goal," "strategy," "milestone," and similar expressions and variations thereof. Various factors could cause actual results to differ materially from these statements including our ability to execute on our commercial strategy and to grow our Aquadex® business, the possibility that we may be unable to raise sufficient funds necessary for our anticipated operations, our post-market clinical data collection activities, benefits of our products to patients, our expectations with respect to product development and commercialization efforts, our ability to increase market and physician acceptance of our products, potentially competitive product offerings, intellectual property protection, our expectations regarding anticipated synergies with and benefits of the Aquadex business, our business strategy, market size, potential growth opportunities and the other risks set forth under the caption "Risk Factors" and elsewhere in our periodic and other reports filed with the U.S. Securities and Exchange Commission ("SEC"), including our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent reports. We are providing this information as of the date of this presentation, and we undertake no obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or otherwise. Although the Company believes that the forward-looking statements are reasonable and based on information currently available, it can give no assurances that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Financial and Statistical Data

This presentation also contains estimates and other statistical data made by independent parties and by us relating to market shares and other data about our industry. These data involve a number of assumptions and limitations and have not been reviewed or audited by our independent registered accounting firm. You are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. Neither we nor our advisors or representatives make any representations as to the accuracy or completeness of that data or undertake to update such data after the date of this presentation.

Trademarks

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products.

Additional Information

You should read the documents that we have filed with the SEC for more complete information about us. We encourage you to read such documents in full for more detailed information, statistics, reports and clinical trials referenced in this presentation. You may access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Aquadex FlexFlow® and Aquadex SmartFlow® are registered trademarks of Nuwellis, Inc.
Aquadex ® is a trademark of Nuwellis, Inc.

Free Writing Prospectus

nuwellis™

Forward Looking Statement

- This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement on Form S-1 with the SEC including the Preliminary Prospectus dated September 29, 2022 (the "Preliminary Prospectus"), for the offering to which this presentation relates. Before you invest, you should read the registration statement and the accompanying prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC and incorporated by reference into the Preliminary Prospectus for more complete information about us and the offer.

- You may access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Ladenburg Thalmann & Co. Inc., 640 Fifth Avenue, 4th Floor, New York, New York 10019 or by email at prospectus@ladenburg.com.

- This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus supplement and related base prospectus.

- Neither the SEC nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

Risk Factors

Investing in our securities includes a high degree of risk. You should consider carefully the specific factors discussed below, together with all of the other information contained in our SEC filings. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects would likely be materially and adversely affected. This could cause the market price of our securities to decline and could cause you to lose all or part of your investment. Risks include but are not limited to:

- We have a limited history of operations and limited experience in sales and marketing, and we might be unsuccessful in increasing our sales and cannot assure you that we will ever generate substantial revenue or be profitable. We have incurred operating losses since our inception and anticipate that we will continue to incur operating losses in the near-term.
- We are not currently in compliance with the Nasdaq minimum bid price requirement, and we could be subject to delisting if our common stock does not trade above a $1.00 for ten consecutive trading days within a prescribe time period. We may be required to seek to effect a reverse stock split to enable us to meet the minimum bid requirement.
- Our near-term prospects are highly dependent on revenues from a single product, the Aquadex system. We face significant challenges in expanding market acceptance of the Aquadex system, which could adversely affect our potential revenues.
- We have limited commercial manufacturing experience and could experience difficulties in producing commercial volumes of the Aquadex system and related components or may need to depend on third parties for manufacturing.
- We believe that we will need to raise additional capital to fund our operations. If additional capital is not available, we will have to delay, reduce or cease operations.
- We depend upon third-party suppliers, including single-source suppliers, making us vulnerable to supply problems and price fluctuations.
- If we cannot develop adequate distribution, customer service and technical support networks, then we may not be able to market and distribute the Aquadex system effectively and our sales will suffer.
- We may face significant risks associated with international operations, which could have a material adverse effect on business, financial conditions and results of operations.
- The COVID-19 pandemic and other public health threats or outbreaks of communicable diseases could have a material adverse effect on our operations and overall financial performance
- We are a "smaller reporting company" under federal securities laws and the company cannot be certain whether the reduced reporting requirements applicable to such companies will make the common stock less attractive to investors.

Our Mission

nuwellis™

is dedicated to transforming the lives of patients suffering from fluid overload through science, collaboration, and innovation.



Recent Progress Signals Growth Inflection Point

nuwellis™

- New clinical evidence in Heart Failure (HF): Statistically significant reduction in cardiovascular mortality and heart failure hospitalization as compared to intravenous diuretics at 30 days and 90 days[1]
- New clinical evidence in Critical Care: 100% survival at 30 days following use of ultrafiltration in high-risk postoperative coronary artery bypass grafting (CABG) patients[2]
- REVERSE-HF randomized controlled trial to drive ultrafiltration to standard of care
- Specific reimbursement code enables expansion into the outpatient setting
- Increasing the field clinical specialist organization
- Development of the pediatric dedicated CRRT device on track

[1] Pinney S, et al. Poster presented HFSA Annual Meeting on 9/30/2022.
[2] Beckles DL, et al. The Use of Simple Ultrafiltration Technology as a Fluid Management Strategy for High-Risk Coronary Artery Bypass Grafting Surgery. J Cardiac Surg, 2022. DOI: 10.1111/jocs.16867.

Key Near-Term Milestones

nuwellis™

KEY MILESTONES

2022

- **Q4 2022** Acceptance by peer-reviewed journal: *Ten-Year Real-World Experience with UF for the Management of ADHF*
- **Q4 2022** Complete system integration and test for pediatric CRRT device
- **Q4 2022** Implement European Union Medical Device Regulation

2023

- **Q1 2023** Enroll 50th patient in REVERSE-HF clinical trial
- **Q2 2023** Penetrate 15th Premier GPO account
- **Q2 2023** FDA 510(k) clearance of next-generation dual-lumen extended-length catheter (dELC)
- **Q3 2023** Expand IDN-based penetration strategy with 3 health systems
- **Q3 2023** Submit claims data to support higher APC reimbursement
- **Q4 2023** Treat 100th heart failure patient in outpatient setting
- **Q4 2023** Reach halfway point for enrollment of REVERSE-HF

Clinical Problem and the New Paradigm Shift

nuwellis™

Diuretics:
Current standard of care with significant limitations

- **>40% of heart failure patients** have poor diuretic response[1]
- **High risk** of rehospitalization[2]
- **Long-term use of diuretics** has been associated with kidney damage[2-5]
- **Diuretics provide insufficient symptom relief** and are associated with worsening heart failure; increased mortality after discharge[2]



[1]Testani JM, et al. *Circ Heart Fail.* 2016;9(1):e002370. [2]Costanzo MR, et al. *JACC.* 2017;69(19)2428-2445. [3]Felker MG & Mentz RJ. *JACC.* 2012;59(24):2145-53. [4]Al-Naher et al. *Br J Clin Pharmacol.* 2018 Jan; 84(1): 5–17. [5]Butler J et al. *Am Heart J.* 2004 Feb;147(2):331-8.

aquadex SmartFlow


aquadex SmartFlow
STOP
MANUAL
PRIME
RUN

SIMPLE

FLEXIBLE

SMART

nuwellis™

A superior solution for fluid overload

- Safe and easy to use and flexible in application
- Predictably removes excess fluid
- No significant changes to kidney function[1]
- Stabilizes or improves cardiac hemodynamics[2-5]
- Compared to diuretics, reduces hospitalization per patient per year by 81%[1]
- Rehospitalizations for patients after receiving ultrafiltration with Aquadex were 48% fewer than the national average at 30 days[1]
- Reduces length of hospital stay when initiated early, resulting in average savings of $3,975 (14%)[6-7]

The only device of its kind in the market: Saving lives, time + money

[1]Watson R, et al. *J Cardiac Fail.* 2020; 26(10): s56. [2]Kiziltepe, U, et al. *Ann Thorac Surg.* 2001;71(2): 684-93. [3]Sahoo, TK, et al. Indian J Thorac Cardiovas Surg. 2007;23(2): 116-24. [4]Boga, et al. *Perfusion.* 2000;15:143-50. [5]Onoe, et al. *Perfusion.* 2001;16:37-42.65. [6]Costanzo MR et al. *JACC.* 2005; 46(11); 2457-51. [7]Costanzo, et. al., ISPOR 23rd Annual Int'l Mtg., May 19-23, 2018, Baltimore, MD, USA.

Significant Growth Opportunities

Aquadex serving underserved markets with no competition

nuwellis™

$2B


HEART
FAILURE

$1 Billion Market[1]
~30% of sales


CRITICAL
CARE

$900M Market[1]
~40% of sales


PEDIATRIC

$130M Market[1]
~30% of sales

TREATING THE MOST VULNERABLE

From children[2] to the elderly, our therapy is critical to improving care and outcomes

[1] Management estimate.
[2] Approved for use in pediatric patients weighing 20 kg or more.

Growth Opportunity in Heart Failure, including Outpatient

nuwellis™

Burden of HF & Fluid Overload

- *National data suggests the current standard of care for managing fluid overload in HF patients is challenging for patients and hospitals*

BACKGROUND

Over 1 million HF hospitalizations occur annually in the US[1]

Efficacy of Diuretic Use in HF & CV Surgery Patients

30-40%[5]	are refractory
68%[5]	show sub-optimal response

nuwellis™

1

90% of Heart Failure (HF) Hospitalizations are Due to Signs and Symptoms of Fluid Overload[1] ▶ UNRESOLVED CONGESTION = POOR CLINICAL OUTCOMES[1]

2

LONG LENGTHS OF STAY & HIGH COSTS OF CARE

8.3 Days[2] Average HF Length of Stay ▶ $24,027 Total True Inpatient Cost Per Encounter[2]

3

LOW REIMBURSEMENT = HIGH LOSS PER HF HOSPITALIZATION

DRG 291	DRG 292	DRG 293
$8,283[3]	$5,708[3]	$3,901[3]
$15,744 Loss per Visit	$18,319 Loss per Visit	$20,126 Loss per Visit

4

HIGH READMISSION RATES

24% 30-Day Readmission Rate[1]

50% 90-Day Readmission Rate[1]

▶

RELATED COSTS/PENALTIES

$24,027 Non-Reimbursable Cost Estimate for Readmission Encounter[2]

Opportunity Cost of Occupied Bed

Up to 3% of ALL Medicare Reimbursements[4]

[1] Costanzo MR, et al. J Am Coll Cardiol. 2017 May 16;69(19):2428-2445.
[2] From Premier Applied Sciences database.
[3] Reimbursement estimates from MCRA.
[4] https://www.cms.gov/Medicare/Medicare-Fee-for-Service-Payment/AcuteInpatientPPS/Readmissions-Reduction-Program.
[5] Testani, Circ Heart Failure, 2016;9:e002370.

Revisiting the Aquapheresis Versus Intravenous Diuretics and Hospitalizations for Heart Failure (AVOID-HF) Trial*

HFSA 2022 ANNUAL SCIENTIFIC MEETING WHERE HEART FAILURE TEAMS GATHER

Late Breaking

Finkelstein-Schoenfeld Method of Win Ratios Analysis Provides
New Insights Into Superiority of Adjustable Ultrafiltration (AUF) over Adjustable Loop Diuretics (ALD)
in Treating Fluid Overloaded Heart Failure Patient

Results

Primary Endpoint — Clinical results favored AUF with 81% more wins — **Win Ratio 1.81**

- CV mortality within 90 days
- HF event within 30 days
- Time to first HF event within 90 days

Number (%) of Winners

Aquapheresis	IV Diuretics	Win Ratio*	95% CI	P-value
29 (29.6%)	16 (16.3%)	1.81	(1.02, 3.64)	0.0429

Secondary Analyses — Clinical results favored AUF with 109% more wins — **Win Ratio 2.09**

- CV mortality within 30 days
- HF event within 30 days
- Time to first HF event within 90 days

Number (%) of Winners

Aquapheresis	IV Diuretics	Win Ratio*	95% CI	P-value
23 (23.5%)	11 (11.2%)	2.09	(1.08, 5.01)	0.0278

Adjustable ultrafiltration is statistically superior to adjustable IV Loop Diuretics in reducing CV mortality and HF events for hospitalized congested HF patients

*Sean Pinney[1], Maria DeVita[2], Maria Rosa Costanzo[3]
[1] University of Chicago Medicine, Division of Cardiology, Chicago, IL. [2] Division of Nephrology, Lenox Hill Hospital, New York, NY.
[3] Midwest Cardiovascular Institute, Naperville, IL.

AT THE FOREFRONT UChicago Medicine

Lenox Hill Hospital Northwell Health

Problems with current paradigm, and how Aquadex can help

CURRENT

Patient Managed with Oral or IV Diuretics
and Higher Hospital Readmission Rates



Patient stabilized with partial fluid removal and sent home
49%
of patients discharged with weight loss of less than 5 pounds and/or weight gain[1]
16%
of patients discharged with weight gain[1]
PATIENT HOME
PATIENT MANAGED WITH DIURETICS
HOSPITAL
8.3 Days
Avg. Length of Stay[2]
24%
Readmitted at 30 days[3]
50%
Readmitted at 90 days[3]
Patient decompensates and is rehospitalized

FUTURE

Scheduled Visits to Outpatient Facility
for Aquadex Therapy and Reduced Hospital Readmission Rates



Fluid status stabilized and patient sent home
CONTINUATION OF CARE MODEL:
Discharged patient makes scheduled visit(s) to outpatient facility for Aquadex therapy to achieve euvolemia and avoid readmission
PATIENT HOME
AQUADEX THERAPY ADMINISTERED AT OUTPATIENT FACILITY
HOSPITAL
MAINTENANCE MODEL:
Frequent Flyer patients make scheduled visit(s) to outpatient facility to maintain euvolemia and avoid admission
Patient admissions/readmissions reduced by >50%[4,5]

[1] Gheorghiade M, et al. Eur Heart J Suppl. 2005;7:B13-9. [2] Premier Applied Sciences Database. [3] Costanzo MR, et al. J Am Coll Cardiol. 2017 May 16;69(19):2428-2445.
[4] Emani S, et al. Poster from The 16th Annual Scientific Meeting of HFSA. 2012. [5] Chung ES, O'Brien TM et al. Korean Circ J. 2014; 44(3): 151-61.

Case Study[1]: The Christ Hospital Health Network™

A prospective, single center study of 23 patients treated with the Aquadex FlexFlow® System to manage heart failure (HF) related fluid overload in an **outpatient setting**

RESULTS:

50% DECREASE
IN MEDIAN HOSPITAL ADMISSION RATES

- **6 months prior** to outpatient therapy **= 2 admissions**
- **6 months after** outpatient therapy **= 1 admission**

69% DECREASE
IN HOSPITALIZATION DAYS

- **Before** outpatient therapy **= 16 days**
- **After** outpatient therapy **= 5 days**



Dr. Thomas O'Brien

With appropriate patient selection, **outpatient Aquadex therapy may be an additional therapeutic option** for patients with chronic HF and fluid overload plus diuretic resistance

[1]O'Brien TM, et al. The 17th Annual HFSA Scientific Meeting, 2013.

Case Study[1]: The Ohio State University Wexner Medical Center

A retrospective, single center analysis of 14 patients treated with the Aquadex FlexFlow® System to manage heart failure (HF) patients in an **outpatient setting in order to avoid hospital admissions**

RESULTS:

Average days per treatment	2.35
Average fluid removed per day	2.06 L
Average total fluid removed per treatment	4.83 L
Access via dual-lumen UF catheter	60%
Freedom from unplanned 30 day presentation	79%
Adverse events	0

Significant Change in Average Weight Loss (8.9 pounds)
(281.9±54.2 vs. 273±53.3, $p<0.05$)


Change in Weight
Initial Weight
Final Weight
Weight (pounds)
284
282
280
278
276
274
272
270
268

No Significant Change in Serum Creatinine with Therapy
1.39±0.48 vs 1.46±0.57, p NS)


Change in Serum Creatinine
Initial Cr
Final Cr
sCr (mg/dL)
2.05
1.55
1.05
0.55
0.05



Dr. Sitaramesh Emani

"We believe the use of outpatient UF may reduce the number of unplanned admissions for this high-risk population"

[1]Emani S, et al. Poster from The 16th Annual Scientific Meeting of HFSA. 2012.

Aquadex in an Outpatient Setting


Target Accounts

Growth Opportunity in Critical Care: Cardiac Surgery

Fluid Overload is associated with greater mortality[1]


90-day mortality by intravenous fluid median
1.000
0.975
0.950
0.925
0.900
Survival rates with No Excess Fluid
Survival rates with Excess Fluid
IVF <= Median
IVF > Median
0
10
20
30
40
50
60
70
80
90
Survival (days)

- Excess fluid post-cardiac surgery leads to **three-fold increase** in mortality at 90 days
- **New peer-reviewed journal article** analyzes outcomes in high-risk CABG patients[2]

[1]Pradeep, A, et al. HSR Proc IC and Car An. 2010 Mar; 2(4): 287-296.
[2]Beckles DL, et al. The Use of Simple Ultrafiltration Technology as a Fluid Management Strategy for High-Risk Coronary Artery Bypass Grafting Surgery. J Cardiac Surg, 2022. DOI: 10.1111/jocs.16867.

The Use of Simple Ultrafiltration Technology as a Fluid Management Strategy for High-Risk Coronary Artery Bypass Grafting Surgery[1]


JOURNAL OF
CARDIAC SURGERY
WILEY

Newly published

Real-world, retrospective review of postoperative isolated CABG patients treated in the Division of Cardiothoracic Surgery at Baylor Scott & White Health in Temple, TX between January 1, 2020 – July 31, 2021

- AKI and fluid overload (FO) are common in post-op cardiac surgery patients and are associated with increased morbidity and mortality
- CABG surgery is the most common open heart surgery procedure performed and is used as a quality indicator for hospitals

Patients
- 254 isolated CABG procedures
- UF used in 17 patients post-operatively (6.7%)

STS Scores
- Mean STS mortality score for total CABG population was 2.5 ± 6.61%
- The 17 patients treated with UF therapy had a mean STS mortality score of **5.7** ± 11.55%

Mortality
- 30-day survival for the 17 patients placed on UF therapy was **100%**

Despite the higher average STS mortality risk score of the patients treated with UF in this study, there was 0% mortality at 30 days

[1] Beckles DL et al, *J Cardiac Surg*, 2022. DOI: 10.1111/jocs.16867.

Aquadex SmartFlow® simply & predictably removes excess fluid post cardiac surgery

Additional fluid added to compensate for blood flowing through heart lung machine[1]



520K

Patients/Year

Immediately removing fluid post-surgery

- **Reduces** time to be extubated[2,3]
- **Shortens** time in post op care and ICU length of stay[3,4]
- **Improves** outcomes[2-5]

[1] DeVore A, et al. *Curr Treat Opts Cardiovasc Med.* 2014; 16(2): 283.
[2] Bundgaard-Nielsen M, et al. *Acta Anaesthesiol Scand* 2009; 53:843-851.
[3] Wiedemann HP, et al. *N Engl J Med.* 2006, 354:2564-75.
[4] Stein A, et al. *Critical Care.* 2012;16(R99): 1-9.
[5] Miller TE, et al. *Can J Anesthes.* 2015; 62: 158-68.

Use of Ultrafiltration in ICU

improves outcomes for Fluid Overloaded Patients

nuwellis™



NEAR-TERM OPPORTUNITIES

Cardiac Surgery	Liver Transplants	VAD
550,000 patients/year	12,000 patients/year	6,000 patients/year

LONG-TERM OPPORTUNITIES

Sepsis	Liver Disease	Adult ECMO
1.8 million patients/year	700,000 patients/year	15,000 patients/year

Source: Management estimate.

Pediatric Opportunity

nuwellis™

Providing Pediatric Patients with High Mortality Risk an Opportunity at Life[1]

Attributes	Group 1: <10kg	Group 2: 10-20kg	Group 3: >20kg
# of Patients	N=72	N=13	N=34
Primary disease	43% kidney 29% cardiac	54% kidney 31% other	38% kidney 28% cardiac
Survival at end of treatment (Aquadex)	43 **(60%)**	13 **(100%)**	33 **(97%)**

Group 1 patients traditionally do not receive any kind of therapy

[1] Menon S, et al. CJSN, 2019; 14: 1432-40. Aquadex is currently approved for use in pediatric patients weighing 20 kg or more.

Growing Pediatric Business

Pediatric revenue has outpaced total growth over past two years



Pediatric Revenue
36% CAGR
2019
2020
2021

Received 510(k) in February 2020 and launched commercially in March 2020.



September 2022 YTD: +12% vs. PY

Note: September 2022 YTD based on preliminary results.

Investment Highlights

nuwellis™

- Attractive capital equipment + consumables revenue growth model
- $2 billion addressable market: pediatrics, critical care and heart failure
- Leveraging commercial infrastructure to rapidly penetrate pediatric and critical care segments while maintaining presence in heart failure
- Developing new products to increase market penetration and share
- Demonstrating therapeutic value through increased clinical evidence; recent published clinical data supports the clinical and economic value
- Advocating for medical-society guidelines and improved provider reimbursement, including payment for treating patients in the outpatient setting
- Executing the strategy to move Aquadex to standard of care for patients that are unresponsive to diuretics

Financial Information and Executive Leadership

nuwellis™

Financial Metrics

nuwellis™


QUARTERLY REVENUE
$ in 000s
Q3 2022:+11%
vs. prior year
1,642
1,926
2,213
2,066
Q4 21
Q1 22
Q2 22
Q3 22

Growth Considerations

- Increase utilization across customer base, including heart failure, critical care and pediatric
- Target new accounts with high potential utilization and ensure successful onboarding
- Key account sales management process
- Help customers secure reimbursement through CPT Category III code that became effective January 1, 2022

Cash

$15.3M as of June 30, 2022

Note: Q3 22 based on preliminary results.

Capitalization Table

Capitalization as of September 15, 2022

Common Shares Outstanding (Nasdaq: NUWE)	**10,537,606**
Series F Convertible Preferred (1)	50,800
Warrants from 2020 Financings (2)	1,479,035
Other warrants (3)	151,592
Options	1,197,892
Fully Diluted Shares	**13,416,925**


nuwellis™
CASH
$15.3 million
(as of June 30, 2022)
NO DEBT

(1) From November 2017 offering. Convertible at $2.50 per share, anti-dilution rights to next offering price.

(2) Consists of 130,170 warrants at $2.50, price protection down to $1.65, exp. 1/25; 138,715 warrants at $11.18, exp. 9/25; 85,506 warrants at $11.15, exp. 10/25; 59,966 warrants at $12.30, exp. 11/25; 1,064,683 at $13.50, exp. 8/25.

(3) Consists of 19,196 warrants at $42.30, exp. 4/25; 40,638 warrants at $29.83, exp. 11/24; and 91,758 warrants exercisable at a weighted average exercise price of $235.06, expiring March 2024-Nov 2024. No anti-dilution rights.

Executive Leadership Team


Nestor Jaramillo, Jr.
President & Chief Executive Officer


George Montague
Chief Financial Officer


Neil P. Ayotte
General Counsel, SVP & Chief Compliance Officer


Sandra Eayrs
Chief Human Resources Officer


William Colón
Vice President of Marketing


John Kowalczyk
Vice President of Sales


Megan Cease
Vice President of Clinical Research and Reimbursement


Vitaliy Epshteyn
Senior Vice President of Operations & Engineering


Al Saalabi
Vice President of Quality and Regulatory


Laurent Duhoux
Vice President of International Business Development

- Over 200 years collective experience in the medical device industry working with companies such as Medtronic, Boston Scientific and Abbott/St. Jude Medical
- Management team with proven success commercializing many therapies

Thank You